FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of November 2004
                               3 November, 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting  Group plc
                announcing New GBP1,000 million RCF released on 3 November, 2004




                                           3 November 2004

                       BRITISH SKY BROADCASTING GROUP PLC

                    GBP1,000 million Revolving Credit Facility

British Sky Broadcasting Group plc ('BSkyB') signed a new GBP1,000 million Revolving Credit Facility on 3rd November 2004. The transaction was jointly arranged by Deutsche Bank, Barclays Capital, Citigroup, JP Morgan and RBS, with Deutsche Bank and Barclays Capital as bookrunners and Barclays Capital as Facility Agent.

The new facility will mature in July 2010 and will be used for general corporate purposes and to refinance BSkyB's existing, undrawn, facility, which was due to mature in March 2008.

Syndication of the facility was significantly oversubscribed. Given the level of interest, the Company was able to secure sufficient credit commitments solely from its existing group of relationship banks, and commitments from that group were also scaled back in the final allocations to participating banks.

Pricing of the transaction is linked to a Net Debt:EBITDA grid, with an initial margin of 45bps over LIBOR. This compares with a margin of 70bps over LIBOR on the existing facility. Commitment fees on the undrawn amounts under the facility are 40% of applicable margin.

The new facility will provide the Group with an extension to the maturity profile of its existing financing arrangements and will deliver continued financial flexibility on attractive terms.


Enquiries:
Analysts/Investors:
Neil Chugani Tel: +44 20 7705 3837
Alison Dolan Tel: +44 20 7705 3623
E-mail: investor-relations@bskyb.com

Press:
Julian Eccles Tel: +44 20 7705 3267
Robert Fraser Tel: +44 20 7705 3036
E-mail: corporate.communications@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 November, 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary